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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14049611

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. J. & M. Geldzahler

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1347 49th Street
(No. and Street)

Brooklyn (City) NY (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malvine Geldzahler, general partner (718) 851-7502
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 0 2014
02 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 3/27/14

OATH OR AFFIRMATION

I, MALVINE Geldzahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. T. H. Geldzahler, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Malvine Geldzahler
Signature

Compliance Officer
Title

BEVERLEY PANTIN
Notary Public, State of New York
No. 01PA6046052
Qualified in Kings County
Commission Expires 8/05/2016

2/27/2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. J. & M. Geldzahler

(SEC I.D. No. 8-16452)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2013

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
J. J. & M. Geldzahler

Report on the Financial Statements

We have audited the accompanying statement of financial condition of J. J. & M. Geldzahler, (the Company) as of December 31, 2013, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, except for its accounting and valuation of securities (explained in the following paragraph), the financial statements referred to above present fairly, in all material respects, the financial position of J. J. & M. Geldzahler as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Departure from Generally Accepted Accounting Principles

At December 31, 2013, the Company's securities consisted of 200 shares of The Nasdaq OMX Group, Inc. (NDAQ) common stock. The Company is carrying these securities at cost, which was $2,400. The market value of these securities at December 31, 2013 was $7,960—an unrealized gain of $5,560. NDAQ is a Level 1 security and should have been reported in accordance with generally accepted accounting principles at fair market value. The effect of this departure from generally accepted accounting principles was to understate both assets and cumulative comprehensive income by $5,560.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014

J. J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 150,274
Accounts receivable	2,621
Investment in marketable securities	2,400
Total Assets	$ 155,295

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 2,700
Total Liabilities	2,700
Contingencies	-
Partners' capital	152,595
Total Liabilities and Partners' Capital	$ 155,295

The accompanying notes are an integral part of these financial statements.

J. J. & M. GELDZAHLER
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fee income	$ 37,396
Dividend and interest income	118
Total Revenues	37,514
Expenses:	
Professional fees	3,000
Regulatory fees	1,068
Telephone and utilities	5,118
Rent	8,100
Office expense	6,950
Total Expenses	24,236
Net Income	$ 13,278

The accompanying notes are an integral part of these financial statements.

J. J. & M. GELDZAHLER
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:	
Net Income	$ 13,278
Gain on disposal of fixed assets	(268)
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in accounts receivable	(1,139)
Net Cash Provided By Operating Activities	11,871
Cash Flows From Investing Activities:	
Cash from disposal of fixed assets	5,545
Net Cash Provided by Investing Activities	5,545
Cash Flows From Financing Activities:	
Distributions to partners	(17,084)
Net Cash (Used) By Financing Activities:	(17,084)
Net Increase In Cash	332
Cash at beginning of the year	149,942
Cash at end of the year	$ 150,274

The accompanying notes are an integral part of these financial statements.

J. J. & M. GELDZAHLER
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

	Total Partners' Capital
Balance, January 1, 2013	$ 156,401
Distributions to Partners	(17,084)
Net Income	13,278
Balance, December 31, 2013	$ 152,595

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

J. J. & M Geldzahler (the Company) is a New York general partnership and a broker dealer registered under Section (15b) of the Securities Exchange Act of 1934. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized on April 1971 in the State of New York, and has its principal business location in Brooklyn New York.

The Company earns commissions from the sale of shares in regulated investment companies, but does not carry securities accounts for customers nor perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements

Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income is recognized upon the sale of shares in regulated investment companies in accordance with the funds' commission schedule. Additionally, the Company receives "Trail Commissions" which are based on the account holdings of customers who have invested in the funds through the Company. Commission income is generally received in the month earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company represents a limited number of fund distributors. One of the fund distributors accounted for approximately 74% of the Company's income for the year ended December 31, 2013.

Financial instruments potentially subjecting the Company to concentrations of credit risk consist of cash balances in banks and securities held by (and amounts due from) the clearing broker. The Company's cash balances are on deposit in federally insured accounts, and bank balances generally do not exceed limits of federal deposit insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820) requires the Company to disclose estimated fair values for its financial instruments. Fair value estimate methods and assumptions for financial instruments are as follows: The carrying amount of cash, accounts receivable, accounts payable, and accrued expenses, approximate fair value because of their short maturity—under a year.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

3. INCOME TAXES

The Company is organized as a general partnership. As a result, the Company is generally not subject to federal or state income taxation. Instead, each partner is taxed on his or her distributive share of the Company's income, losses, deductions, credits, and related tax items.

The City of New York, however, imposes an unincorporated businesses tax (UBT) when business taxable income of an unincorporated entity exceeds $90,000. While the Company is an "unincorporated entity," no UBT tax was due for 2013.

The Company follows FASB ASC 740--Income Taxes. This topic provides guidance for recognizing and measuring uncertain tax positions. This topic also prescribes threshold conditions that tax positions must meet for any of the benefits of the uncertain tax positions to be recognized in the financial statements. It also provides accounting guidance on derecognizing classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31 2013.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December31 2013, the Company did not recognize any interest or penalties related to income taxes. The Company is currently subject to a three-year statute of limitations on routine tax matters. The Company files a U.S. Return of Partnership

Income (Form 1065), New York State (Form IT-204), and New York City Unincorporated Business Tax returns.

4. PARTNERS' CAPITAL

From time to time the Company distributes current or previously earned income to partners. For the year ended December 31 2013 aggregate distributions to partners were $17,084.

5. COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

The Company rents office space from one of its partners on a month-to-month basis. The monthly rental is currently $675 plus utilities, and it is paid directly to the provider on a usage basis. The lease is terminable at any time without notice.

Rent expense included with Occupancy Costs in the Statement of Operations was $8,100 for the year ended December 31 2013.

6. NET CAPITAL REQUIREMENT

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $25,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $147,574, which was $122,574 in excess of the amount required.

7. SECURITIES VALUATION and FAIR VALUE MEASUREMENTS

The Partnership utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

<u>Level 1</u>
Unadjusted quoted prices in active markets that the Partnership has the ability to access for identical assets or liabilities.

<u>Level 2</u>
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Partnership's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

At December 31, 2013, the Company's securities consisted of 200 shares of The Nasdaq OMX Group, Inc. (NDAQ). The Company is carrying this security at cost, which was $2,400. The market value of this security at December 31, 2013 was $7,960—a difference of $5,560. NDAQ is a Level 1 security.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 20, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

J. J. & M. GELDZAHLER
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Sch I

NET CAPITAL:	
Total partners' capital	$ 152,595
Deductions and/or charges:	
Non-allowable assets	(5,021)
Net capital before haircuts on securities positions	147,574
Haircuts on securities positions	-
Net Capital	$ 147,574
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 2,700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 25,000
Excess net capital	$ 122,574
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 117,574
Ratio: Aggregate indebtedness to net capital is	2%

Reconciliation with Company's computation
(Included in Part IIA of Form X-17A-5, as of December 31, 2013)

Net Capital - As reported in the Company's Part IIA (unaudited) FOCUS report	$147,574
Audit adjustment	-
Net Capital - December 31, 2013 (audited)	$147,574

See Independent Auditors' Report.

J. J. & M. GELDZAHLER
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2013

Sch II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Partners of
J. J. & M. Geldzahler

In planning and performing our audit of the financial statements of J. J. & M. Geldzahler (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants